UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of April 30, 2018

TENARIS, S.A.
(Translation of registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor L-2227 Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F [ X ]  Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]  No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

On April 30, 2018, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

(c) Exhibit 99.1. Press release dated April 30, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENARIS, S.A.

Date: April 30, 2018	/s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris Files 2017 Form 20-F

LUXEMBOURG, April 30, 2018 (GLOBE NEWSWIRE) -- Tenaris S.A. (NYSE:TS) (BAE:TS) (BMV:TS) (MILAN:TEN) (“Tenaris”) announces that it has filed its annual report on Form 20-F for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission (SEC). The annual report can be downloaded from the SEC website at www.sec.gov and from Tenaris’s website at www.tenaris.com/investors. Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the annual report, free of charge, through our website at http://ir.tenaris.com/investorkit.cfm.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com